EXHIBIT 99.1

Colliers completes investment in leading alternative investment manager

TORONTO and DENVER, Oct. 12, 2022 (GLOBE NEWSWIRE) -- Leading diversified professional services and investment management firm Colliers (NASDAQ and TSX: CIGI) announced today the completion of its previously announced acquisition of a controlling interest in Versus Capital (“Versus”), a leading U.S. alternative real asset management firm with over $6.0 billion of assets under management. The acquisition of Versus accelerates Colliers’ global private wealth distribution capabilities and raises total assets under management to $87 billion.

Colliers Contact
Christian Mayer
Chief Financial Officer | Global
(416) 960-9500

About Colliers

Colliers is a leading diversified professional services and investment management company. With operations in 63 countries, our 17,000 enterprising professionals work collaboratively to provide expert real estate and investment advice to clients. For 27 years, our experienced leadership with significant inside ownership has delivered compound annual investment returns of 20% for shareholders. With annual revenues of $4.5 billion and $87 billion of assets under management, Colliers maximizes the potential of property and real assets to accelerate the success of our clients, our investors and our people. Learn more at corporate.colliers.com, Twitter @Colliers or LinkedIn.